AMERICAN METAL TECHNOLOGY GROUP
                           633 W. FIFTH STREET, 26 FL.
                              LOS ANGELES, CA 90071


February 17, 2006

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re: American Metal Technology Group
         Registration Statement on Form SB-2 (File No. 333-121183) Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), American Metal Technology (the "Company") hereby respectfully requests the withdrawal of its Registration Statement on Form SB-2 (File No. 333-121183), and all amendments and all exhibits thereto (the "Registration Statement") and that an order of the Commission granting such withdrawal be issued for the Company's file relating to the Registration Statement.

The Company is requesting withdrawal of the Registration Statement based on a decision by its board of directors, which deemed it in the best interests of its shareholders to withdraw the SB-2. The Registration Statement has not yet been declared effective by the Commission and no securities have been sold in connection with the Registration Statement.

Accordingly, the Company respectfully submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. Please provide the Company and its counsel with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

     If  you  have  any  questions  regarding  the  foregoing   application  for
withdrawal, please contact me at (213) 223-2339.

Sincerely,

/s/ Chen Gao
-----------------------------------------
    Chen Gao
    President and Chief Financial Officer